Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of March 22, 2004, by and between MortgageIT, Inc., a New York corporation (“MIT”) and MortgageIT Holdings, Inc., a Maryland corporation (“MIT Holdings”).

W I T N E S S E T H :

WHEREAS, MIT was incorporated under the laws of the State of New York on February 22, 1999 under the name “MIT DOT COM, Inc.;

WHEREAS, MIT Holdings was incorporated under the laws of the State of Maryland on March 17, 2004;

WHEREAS, MIT Acquisition Corp. (“Acquisition Corp.”) will be incorporated under the laws of the State of New York by MIT Holdings as a wholly owned subsidiary;

WHEREAS, MIT Holdings intends to qualify as a real estate investment trust for U.S. federal income tax purposes;

WHEREAS, the parties to this Agreement have agreed to engage in a reorganization, as a result of which MIT Holdings will become the new parent company and own 100% of the outstanding capital stock of MIT;

WHEREAS, in order to effectuate the proposed reorganization, the respective boards of directors of MIT and MIT Holdings deem it advisable and in the best interests of each corporation to merge Acquisition Corp. with and into MIT, with MIT as the surviving corporation (the “Merger”), subject to the terms and conditions hereof;

WHEREAS, pursuant to the Merger, shares of MIT Capital Stock (as defined herein), will be converted into the right to receive shares of MIT Holdings Common Stock (as defined herein), or, under limited circumstances, cash as provided in this Agreement;

WHEREAS, the respective boards of directors of MIT and MIT Holdings have each approved the Merger, and MIT Holdings, in its capacity as the sole stockholder of Acquisition Corp., will approve the Merger and adopt this Agreement;

WHEREAS, the consummation of the Merger requires, among other things, the approval of the Merger by the holders of the requisite number of shares of the MIT Voting Stock (as defined herein);

WHEREAS, as a condition and inducement to MIT Holdings’ willingness to enter into this Agreement, certain MIT stockholders (the “Designated Stockholders”) are entering into irrevocable voting agreements dated as of the date hereof in the form of Annex A hereto (the “Voting Agreements”), pursuant to which the Designated Stockholders have, among other things, provided written consents approving the Merger and representing their status as “accredited investors” as defined in Rule 501(a) under the Securities Act of 1933, as amended (the

“Securities Act”), by signing a stockholder representations certificate (such stockholders that have signed a stockholder representations certificate being referred to as “Accredited Stockholders”);

WHEREAS, as a condition and inducement to MIT Holdings’ willingness to enter into this Agreement, the Designated Stockholders are entering into an amendment, dated as of the date hereof, to the Second Amended and Restated Shareholders’ Agreement, dated as of June 7, 2001, between MIT and the stockholders named therein, as amended (the “Shareholders’ Agreement”), in the form of Annex B hereto pursuant to which the prohibitions on Designated Stockholders from entering into voting agreements and similar arrangements will be amended (i) to specifically exclude the Voting Agreements and (ii) provide that the Shareholders’ Agreement will be automatically terminated and of no further force or effect at the Effective Time (as defined herein); and

WHEREAS, MIT Holdings (i) will cause Acquisition Corp. to be organized as a direct subsidiary of MIT Holdings immediately subsequent to the date hereof and to execute a supplement to this Agreement, in substantially the form of Annex C attached hereto pursuant to which Acquisition Corp. shall become a party hereto and (ii) will cause Acquisition Corp. to take any action necessary to effect the Merger in accordance with the terms of this Agreement;

WHEREAS, either concurrently with the Merger or immediately thereafter, MIT Holdings intends to make an initial public offering (the “IPO”) of its common stock, $0.01 par value per share (“MIT Holdings Common Stock”);

WHEREAS, it is intended that for U.S. federal income tax purposes, the Merger will qualify as a reorganization and this Agreement will constitute a “plan of reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.

NOW, THEREFORE, in furtherance of the foregoing, the parties agree as follows:

ARTICLE I.

Merger

Section 1.1             Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the New York Business Corporation Law (the “NYBCL”), Acquisition Corp. shall be merged with and into MIT at the Effective Time.  Following the Effective Time, the separate corporate existence of Acquisition Corp. shall cease, and MIT shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Acquisition Corp. in accordance with the NYBCL.

Section 1.2             Effective Time.    Subject to the provisions of this Agreement, following the satisfaction or waiver of the conditions set forth in Article V, the parties shall duly prepare, execute and file a certificate of merger (the “Certificate of Merger”) in accordance with Section 904 of the NYBCL with the Department of State of the State of New York, provided, however, it is agreed and understood that the filing of the Certificate of Merger shall occur simultaneously or immediately prior to the consummation of the IPO. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time reflected in such Certificate of Merger as shall be agreed to by MIT and MIT Holdings, but shall not be later than simultaneously or immediately prior to consummation of the IPO.  The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time.”

Section 1.3             Organizational Documents.    The restated certificate of incorporation (the “MIT Certificate of Incorporation”) and the bylaws of MIT in effect immediately prior to the Effective Time shall become the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by the NYBCL.

Section 1.4             Directors; Officers.    The directors and officers of MIT immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation from and after the Effective Time and shall hold office until the earlier of their resignations or removal or their respective successors are duly elected or appointed and qualified in the manner provided for in the certificate of incorporation of the Surviving Corporation, or as otherwise provided by the NYBCL.

Section 1.5             Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 906 of the NYBCL.

ARTICLE II.

Merger Consideration; Exchange Procedures

Section 2.1             Class A Common Stock, Class B Common Stock and Series A Preferred Stock.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Class A Common Stock (as defined herein), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and held by an Accredited Stockholder (each a “Qualifying Share of Class A Common Stock”), other than shares held by holders who have properly exercised their dissenters’ rights under the NYBCL with respect to the Merger (“Dissenting Shares”), will convert automatically into the right to receive a number of validly issued, fully paid and non-assessable shares of MIT Holdings Common Stock as determined by the Class A Common Stock Exchange Ratio (as defined herein).

(b)         Pursuant to the MIT Certificate of Incorporation, each share of Class B Common Stock (as defined herein) issued and outstanding immediately prior to the Effective Time will convert automatically into one share of Class A Common Stock immediately prior to the Effective Time, and each holder will receive the same consideration per share as the holders of Class A Common Stock provided in Section 2.1(a).

(c)          (i) At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Series A Preferred Stock (as defined herein), each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time will be treated as if its were converted into Equivalent Shares of Class A Common Stock (as defined below) pursuant to the terms of the MIT Certificate of Incorporation.  For purposes of this Agreement, the term “Equivalent Shares of Class A Common Stock” shall mean:

(A)                              one share of Class A Common Stock shall be deemed to be issued for each share of Series A Preferred Stock held; and

(B)                                one share of Class A Common Stock shall be deemed to be issued for each $1.00 of dividends in arrears which is payable on each share of Series A Preferred Stock held through the Effective Time.

(ii)       At the Effective Time, by virtue of the Merger and without any action on the part of the holders of Series A Preferred Stock, each Equivalent Share of Class A Common Stock that, immediately prior to the Effective Time, is deemed held by a holder of Series A Preferred Stock who is an Accredited Investor, except for Dissenting Shares, will be treated as a Qualifying Share of Class A Common Stock and will convert automatically into the right to receive a number of validly issued, fully paid and non-assessable shares of MIT Holdings Common Stock as determined by the Class A Common Stock Exchange Ratio.

(d)         Each Qualifying Share of Class A Common Stock shall be exchanged for a number of shares of MIT Holdings Common Stock (the “Class A Common Stock Exchange Ratio”) equal to the quotient of:

(i)        The quotient (the “Class A Per Share Value”) of:

(A)                              $87.5 million minus the sum of (1) the Series B Aggregate Value (as defined herein); and (2) the Series C Aggregate Value (as defined herein); and

(B)                                the number of shares of Class A Common Stock outstanding at the Effective Time, which number shall include:

(1)                                  all shares of Class A Common Stock that would be issued upon conversion of each outstanding share of Class B Common Stock (excluding shares of Class B Common Stock issued pursuant to the exercise of MIT Stock Options (as defined herein) subsequent to the date of this Agreement); and

(2)                                  all Equivalent Shares of Class A Common Stock deemed to be held by holders of the outstanding shares of Series A Preferred Stock pursuant to Section 2.1(c) hereof; and

(ii)       The price per share (the “IPO Price Per Share”) of the MIT Holdings Common Stock in the IPO.

(e)          At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Class A Common Stock and Series A Preferred Stock, shares of Class A Common Stock and Series A Preferred Stock held by holders who are not Accredited Stockholders, except for Dissenting Shares, will convert automatically into the right to receive a cash payment (the “Cash Consideration”) in an amount equal to the Class A Per Share Value for: (i) in the case of holders of Class A Common Stock, each share of Class A Common Stock held; or (ii) in the case of holders of Series A Preferred Stock, each Equivalent Share of Class A Common Stock deemed to be held by such holder pursuant to Section 2.1(c) hereof.

Section 2.2             Conversion of Series B Preferred Stock.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Series B Preferred Stock (as defined herein), each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time and held by an Accredited Stockholder (each a “Qualifying Share of Series B Preferred Stock”), other than Dissenting Shares, will convert automatically into the right to receive a number of validly issued, fully paid and non assessable shares of MIT Holdings Common Stock, as determined pursuant to the Series B Preferred Stock Exchange Ratio (as defined herein).

(b)         Each Qualifying Share of Series B Preferred Stock shall be exchanged for a number of shares of MIT Holdings Common Stock (the “Series B Preferred Stock Exchange Ratio”) equal to the quotient of:

(i)        The quotient (the “Series B Per Share Value”) of:

(A)                              the sum (“Series B Aggregate Value”) of the aggregate issue price of the Series B Preferred Stock of $28,234,025, plus the aggregate dividends in arrears which are payable on the Series B Preferred Stock through the Effective Time; and

(B)                                the number of shares of Series B Preferred Stock outstanding (including the effect of any applicable anti-dilution adjustments) at the Effective Time; and

(ii)       The IPO Price Per Share.

(c)          At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Series B Preferred Stock, shares of Series B Preferred Stock held by holders who are not Accredited Stockholders, except for Dissenting Shares, will convert automatically into the right to receive a cash payment in an amount equal to the Series B Per Share Value for each share of Series B Preferred Stock held by such holders.

Section 2.3             Conversion of Series C Preferred Stock.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of the holders of Series C Preferred Stock (as defined herein), each share of Series C

Preferred Stock issued and outstanding immediately prior to the Effective Time and held by an Accredited Stockholder (each a “Qualifying Share of Series C Preferred Stock”), other than Dissenting Shares, will convert automatically into the right to receive a number of validly issued, fully paid and non assessable shares of MIT Holdings Common Stock, as determined pursuant to the Series C Preferred Stock Exchange Ratio (as defined herein).

(b)         Each Qualifying Share of Series C Preferred Stock shall be exchanged for a number of shares of MIT Holdings Common Stock (the “Series C Preferred Stock Exchange Ratio”) equal to the quotient of:

(i)        The quotient (the “Series C Per Share Value”) of:

(A)                              the sum (“Series C Aggregate Value”) of the aggregate issue price of the Series C Preferred Stock of $10,745,345, plus the aggregate dividends in arrears which are payable on the Series C Preferred Stock through the Effective Time; and

(B)                                the number of shares of Series C Preferred Stock outstanding (including the effect of any applicable anti-dilution adjustments) at the Effective Time; and

(ii)       The IPO Price Per Share.

(c)          At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Series C Preferred Stock, shares of Series C Preferred Stock held by holders who are not Accredited Stockholders, except for Dissenting Shares, will convert automatically into the right to receive a cash payment in an amount equal to the Series C Per Share Value for each share of Series C Preferred Stock held by such holders.

Section 2.4             Conversion of Acquisition Corp. Common Stock.  All shares of Acquisition Corp. common stock issued and outstanding immediately prior to the Effective Time will convert automatically into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.5             No Fractional Shares.  Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of MIT Holdings Common Stock shall be issued in the Merger.  Each holder of MIT Capital Stock who otherwise would have been entitled to a fraction of a share of MIT Holdings Common Stock (after taking into account all Certificates (as defined herein) delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the IPO Price Per Share, rounded to the nearest whole cent.  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 2.6             Treatment of Existing MIT Stock Options.

(a)          MIT and MIT Holdings shall take all actions necessary to provide that, immediately prior to the Effective Time (i) each outstanding option to purchase shares of Class B Common Stock of MIT (an “MIT Stock Option”) granted under MIT’s Amended and Restated 2001 Stock Option Plan (the “MIT Option Plan”), whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each MIT Stock Option which is then outstanding shall be cancelled and (iii) in consideration of such cancellation, and except to the extent that MIT or MIT Holdings and the holder of any such MIT Stock Option otherwise agree, MIT Holdings shall pay to such holders of MIT Stock Options a cash payment equal to the product of (i) the total number of shares of Class B Common Stock previously subject to such MIT Stock Options and (ii) the excess of the Cash Consideration over the exercise price per share subject to such MIT Stock Options, subject to any required withholding of taxes.  The foregoing (i) shall be subject to the obtaining of any necessary consents of holders of MIT Stock Options and the making of any necessary amendments to the MIT Option Plan, it being agreed that MIT and MIT Holdings will use their best efforts to obtain any such consents and make any such amendments, and (ii) shall not require any action which violates the MIT Option Plan.  Any payment to the holders of MIT Stock Options contemplated by this Section 2.6 may be withheld in respect of any MIT Stock Option until any necessary consents or releases are obtained.

(b)         The MIT Option Plan shall terminate as of the Effective Time and MIT shall use all reasonable efforts to ensure that following the Effective Time, no holder of MIT Stock Options or any participant in the MIT Option Plan shall have any right thereunder to acquire any equity securities of MIT Holdings, the Surviving Corporation or any subsidiary thereof.

Section 2.7             Dissenters’ Rights.  Each holder of MIT Voting Stock shall be entitled to dissent from the Merger and obtain the fair value of such shares of MIT Voting Stock in accordance with Section 910 of the NYBCL.  Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or be exchangeable for the right to receive shares of MIT Holdings Common Stock unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost his right to dissent from the Merger under the NYBCL.  If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, shares of MIT Holdings Common Stock.

Section 2.8             Rights as Stockholders.  At the Effective Time, holders of MIT Capital Stock shall cease to be, and shall have no rights as, stockholders of MIT other than to receive the consideration provided under this Article II.

Section 2.9             Exchange.   As soon as practicable after the Effective Time, and in no event later than ten (10) business days thereafter, MIT Holdings shall mail to each holder of record of a certificate (“Certificate”) representing shares of MIT Capital Stock, a form letter of transmittal (which shall specify that delivery shall be effectuated, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to MIT Holdings) and instructions for use in effectuating the surrender of the Certificates in exchange for certificates representing the shares of MIT Holdings Common Stock or cash.  Upon proper surrender of a Certificate for exchange and cancellation to MIT Holdings, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore a certificate representing the number of shares of MIT Holdings Common Stock, if any, to which such holder shall have become entitled pursuant to the provisions of Article I hereof or cash.  No interest will be paid or accrued on the cash to be received in the Merger, if any, the cash to be paid in lieu of fractional shares and the cash to be paid with respect to unpaid dividends and distributions, if any, payable to holders of Certificates.

Section 2.10           Dividends.    No dividends or other distributions with a record date after the Effective Time with respect to shares of MIT Holdings Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of MIT Holdings Common Stock represented by such Certificate, if any.

Section 2.11           Other Names.    If any certificate representing shares of MIT Holdings Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to MIT Holdings in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of MIT Holdings Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of MIT Holdings that such tax has been paid or is not payable.

Section 2.12           No Further Transfers.    At or after the Effective Time, there shall be no transfers on the stock transfer books of MIT of the shares of MIT Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to MIT Holdings, they shall be cancelled and exchanged for as provided in this Article II.

Section 2.13           Lost Certificates.    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by MIT Holdings, the posting by such person of a bond in such amount as MIT Holdings may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, MIT Holdings will issue, in exchange for such lost, stolen or destroyed Certificate, shares of MIT Holdings Common Stock or cash and dividends and other distributions on shares of MIT Holdings Common Stock deliverable in respect thereof, if any, pursuant to this Agreement.

Section 2.14           Withholding Rights.    Each of the Surviving Corporation and MIT Holdings shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of MIT Capital Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law or order. To the extent that amounts are so withheld by the Surviving Corporation or MIT Holdings, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of a Certificate in respect of which such deduction and withholding was made by the Surviving Corporation or MIT Holdings, as the case may be.

ARTICLE III.

Representation and Warranties

Section 3.1             Representations and Warranties of MIT.  MIT represents and warrants to MIT Holdings and Acquisition Corp. as follows:

(a)          Each of MIT and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business (a “Material Adverse Effect”) of MIT, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdiction where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MIT.

(b)         All the outstanding shares of capital stock of, or other equity interests in, each subsidiary of MIT have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by MIT, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively “Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.  As of the date of this Agreement, neither MIT nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than subsidiaries) that is or would reasonably be expected to be material to MIT and its subsidiaries taken as a whole.

(c)          As of the date of this Agreement, the authorized capital stock of MIT consisted of: (i) 24,250,000 shares of MIT Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of which 6,250,000 shares were issued and outstanding; (ii) 7,500,000 shares of Class B non-voting common stock, par value $0.01 per share (the “Class B Common Stock”), of which 377,046 shares were issued and outstanding; (iii) 22,000,000 shares of preferred stock, par value $0.01 per share, and (A) 6,250,000 of such shares are designated as Series A convertible preferred stock (the “Series A Preferred Stock”), of which 6,250,000 shares were issued and outstanding; (iv) 7,000,000 of such shares are designated as Series B convertible preferred stock (the “Series B Preferred Stock”), of which 4,401,170 shares were issued and outstanding; and (v) 6,500,000 of such shares are designated as Series C convertible preferred stock (the “Series C Preferred Stock,” and together with the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock”), of which 4,431,803 shares were issued and outstanding.  The Preferred Stock and the Class A Common Stock are collectively referred to as the “MIT Voting Stock,” and the MIT Voting Stock and the Class B Common Stock are collectively referred to as the “MIT Capital Stock.”

(d)         MIT has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MIT and no other corporate proceedings on the part of MIT are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by MIT and constitutes a valid and binding agreement of MIT, enforceable against MIT in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.2             Representations and Warranties of MIT Holdings and Acquisition Corp.  MIT Holdings and Acquisition Corp. represent and warrant to MIT as follows:

(a)          Each of MIT Holdings and Acquisition Corp. is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MIT Holdings, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdiction where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MIT Holdings.

(b)         All the outstanding shares of capital stock of Acquisition Corp. has been validly issued and are fully paid and nonassessable and are, owned directly or indirectly by MIT Holdings, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.  As of the date of this Agreement, neither MIT Holdings nor Acquisition Corp. directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than, with respect to MIT Holdings, Acquisition Corp.) that is or would reasonably be expected to be material to MIT Holdings and Acquisition Corp. taken as a whole.

(c)          As of the date of this Agreement, the authorized capital stock of MIT Holdings consisted of: (i) 1,000 shares of MIT Holdings Common Stock, of which 1,000 shares were issued and outstanding; and (ii) no shares of preferred stock.

(d)         MIT Holdings has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MIT Holdings and no other corporate proceedings on the part of MIT Holdings are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by MIT Holdings and Acquisition Corp. and constitutes a valid and binding agreement of MIT Holdings and Acquisition Corp., enforceable against MIT Holdings and Acquisition Corp. in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE IV.

Covenants

Section 4.1             Business Pending Consummation of the Merger.  From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of MIT Holdings, not to be unreasonably withheld, MIT will not, and will cause each of its subsidiaries not to, conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself the goodwill of the customers of MIT and its subsidiaries and others with whom business relations exist.

Section 4.2             Registration Statement.  MIT Holdings shall use its reasonable best efforts to prepare and file with the Securities and Exchange Commission and cause to become effective as soon as possible thereafter a registration statement (the “Registration Statement”) on Form S-11 which registers under the Securities Act the issuance and sale of the MIT Holdings Common Stock to be issued in connection with the IPO.

ARTICLE V.

Conditions

Section 5.1             Conditions Precedent.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver of each of the following conditions:

(a)          A valuation of MIT of not less than $87.5 million for purposes of the Merger; and

(b)         The IPO shall result in MIT Holdings receiving gross proceeds, before deducting underwriting discounts and commissions, of not less than $175.0 million.

ARTICLE VI.

Termination and Amendment

Section 6.1             Termination.  This Agreement may be terminated at any time prior to the Effective Time by the mutual consent of the parties or by either party if the Merger shall not have been consummated prior to June 30, 2004; provided, however, that this Agreement shall automatically terminate upon termination, withdrawal or abandonment of the IPO. In the event of such termination, this Agreement shall become null and void and have no effect, without any liability or obligation on the part of MIT, Acquisition Corp. or MIT Holdings by reason of this Agreement.

Section 6.2             Amendment.  This Agreement may be amended, modified or supplemented at any time; provided, however, that after the initial filing of the Registration Statement with the Securities and Exchange Commission, there shall be made no amendment that (i) alters or changes the amount or kind of shares to be received by holders of shares of MIT Capital Stock in the Merger; (ii) alters or changes any term of the certificate of incorporation of the Surviving Corporation, except for alterations or changes that could otherwise be adopted by the directors of the Surviving Corporation; or (iii) alters or changes any other terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the holders of shares of MIT Capital Stock.  This Agreement may only be amended by an instrument in writing signed on behalf of each of the parties to this Agreement.

ARTICLE VII.

General Provisions

Section 7.1             Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 7.2             Entire Agreement.  This Agreement (including the documents and the instruments referred to herein), together with all schedules, appendices, certificates, instruments and agreements delivered pursuant hereto constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 7.3             Headings.  Headings of the articles and sections of this Agreement, the table of contents are for convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 7.4             Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

Section 7.5             Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

Section 7.6             Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 7.7             Third-Party Beneficiaries.  Nothing in the Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 7.8             Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, subject to MIT’s consent, which consent shall not be unreasonably withheld, prior to the Effective Time, MIT Holdings shall be entitled to revise the structure of the Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the holders of shares of MIT Capital Stock to adverse tax consequences (other than such consequences for receiving cash in lieu of fractional shares or otherwise receiving cash pursuant to Article II) or change the amount of consideration to be received by such stockholders, (ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the holders of shares of MIT Capital Stock.  This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

Section 7.9             All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of accountants and counsel for MIT and MIT Holdings shall be paid by MIT.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

MORTGAGEIT, INC.

By:	/s/ Doug W. Naidus
	Name:	Doug W. Naidus
	Title:	Chief Executive Officer

MORTGAGEIT HOLDINGS, INC.

By:	/s/ Doug W. Naidus
	Name:	Doug W. Naidus
	Title:	President

ANNEX C

[Form of Supplement]

SUPPLEMENT, dated as of the          day of                     , 2004, (this “Supplement”), to the Agreement and Plan of Reorganization, dated as of the 22nd day of March, 2004 (the “Reorganization Agreement”), by and between MortgageIT, Inc. (“MIT”) and MortgageIT Holdings, Inc. (“MIT Holdings”).

WHEREAS, pursuant to Section 1.1 of the Reorganization Agreement, MIT and MIT Holdings have agreed to consummate the Merger (as defined in the Reorganization Agreement) by means of the merger of Acquisition Corp. with and into MIT;

NOW, THEREFORE, by its execution of this Supplement, as of the date hereof the undersigned (i) adopts and becomes a party to the Reorganization Agreement, (ii) confirms the representations and warranties in Section 3.2 thereof and (iii) represents and warrants to MIT that the authorized capital stock of Acquisition Corp. consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights, and owned by MIT Holdings free and clear of all liens, claims, agreements, or encumbrances. There are no treasury shares and no outstanding subscriptions, conversion privileges, options, warrants, agreements, understandings or arrangements to which MIT Holdings or Acquisition Corp. is a party or by which either of them is bound relating to Acquisition Corp.’s authorized or issued capital stock, or pursuant to which Acquisition Corp. may be obligated to issue shares of capital stock.

IN WITNESS WHEREOF, this Supplement has been duly executed and delivered by the undersigned officer duly authorized thereunto as of the date first above written.

MIT ACQUISITION CORP.

By:
Name:
Title: